Exhibit 99.1

Encova Insurance Transforms its Workers’ Compensation Offering with Sapiens Solutions

Encova boosts its workers’ compensation processing power with onboarding of new technologies

Raleigh, N.C., May 9, 2022– Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, has announced that Encova Insurance has upgraded its Sapiens CoreSuite for Workers’ Compensation platform, to continue to leverage the solution’s future-proof architecture while capturing its newest features and functions.

Encova is represented by more than 2,000 independent agencies with staff who live and work in local communities throughout 28 states and the District of Columbia. The upgrade protects their IT environment against near- and long-term obsoletion by enabling Encova to accommodate emerging and evolving technologies on an ongoing basis.

Improvements and advancements to the Sapiens CoreSuite for Workers’ Compensation platform ensure Encova’s architectural stack stays open, current and flexible, in compliance with industry and security standards. The open architecture facilitates communication and transfer of data within Encova’s core applications, which significantly increases automation capabilities, allows for faster adoption of digital technologies and improves the user experience for everyone involved in the workers’ compensation claims process.

“The upgrade to our core workers’ compensation solutions empowers us to create and maintain custom validation and event-triggering rules in a simplified, graphical manner, which means we can quickly accommodate business and regulatory changes without the need for coding,” said Casey Jordan, vice president of application development for Encova. “We have partnered with Sapiens for more than a decade, and we continue to leverage the specific expertise they bring to every project.”

Encova initially deployed Sapiens CoreSuite for Workers’ Compensation in 2009 for its robust, out-of-the-box capabilities and functionality specific to the workers’ compensation line of business. This is especially critical for Encova, that writes business in multiple states, each with its own set of regulatory requirements. Sapiens’ open-architecture design enables Encova to roll out new states quickly through no-code configuration, empowering faster and easier upgrades and a significant reduction in time and cost.

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Jamie Yoder, Sapiens North America President & General Manager, explains how Sapiens and Encova work together to drive successful results for both companies. “Encova and Sapiens have a strong partnership dating back many years,” Yoder said. “Our teams work as one and continue to drive innovation for Encova’s workers’ compensation insurance offering. Sapiens CoreSuite for Workers’ Compensation forms a flexible and agile platform upon which Encova’s business team continues to drive excellence by way of supporting their constituents.”

About Encova Insurance

A super-regional carrier ranked in the top 20 mutual insurance companies in the United States, Encova includes nearly 1,200 associates writing in 28 states and the District of Columbia, premiums in excess of $1 billion, a surplus in excess of $1.96 billion and assets in excess of $4.8 billion. The group markets insurance solutions through more than 2,000 independent agencies in the Midwest, Northeast and South.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

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Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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